Exhibit (a)(1)(xxvii)
PRESS RELEASE

FOR RELEASE                                                Contact:
5:00 p.m. PST                                              Michael Chamberlin
April 21, 2005                                             (541) 465-3966


                     INVESTMENT GROUP COMPLETES ACQUISITION
                          OF ELMER'S RESTAURANTS, INC.

Portland, Oregon (April 21, 2005) - Elmer's Restaurants, Inc. (the "Company") today announced that ERI Acquisition Corp. ("Purchaser") merged with and into the Company, completing the acquisition of the Company by the investor group led by Bruce N. Davis, Chairman of the Board and President of the Company (the
"Continuing Shareholders"). Immediately prior to the merger, Purchaser held approximately 91% of the Company, and the Continuing Shareholders owned 100% of Purchaser.

Pursuant to the merger, and subject to dissenters' rights under Oregon law, Company shareholders other than Purchaser who did not tender their shares in the tender offer had their shares converted into the right to receive $7.50 per share in cash, the same consideration offered in the tender offer completed on March 11, 2005. Company shareholders will be promptly mailed detailed instructions outlining the steps that such shareholders must take to obtain payment or exercise dissenter's rights under Oregon law. As a result of the merger, the Company is now wholly owned by the Continuing Shareholders.

NOTICE FOR ELMER'S SHAREHOLDERS

Company shareholders and other interested parties are urged to read Purchaser's tender offer statement, filed with the SEC by Purchaser and the Continuing Shareholders, and other relevant documents filed with the SEC, because they contain important information. Elmer's shareholders will be able to receive such documents free of charge at the SEC's web site, (www.sec.gov), or by contacting OTR, Inc., the Information Agent for the transaction, at (503) 225-0375 who will also be able to answer questions. This press release is not a substitute for such filings.